



















Al Dampier, Jr. DPH · 2nd

Dampier Consulting Group

C Suite, Board Acquisition, Assessment, and Development, Board Member Technology App, Co-Founder Pharmacogenomix, Digital Therapeutics, Investor, Consultant

Austin, Texas, United States · 500+ connections · Contact info

Featured

CISION PR Newswire

Nashville Business Journal
prnewswire.com

Veteran Executives Launch Life Sciences Consulting Practice

Experience

Managing Partner
Dampier Consulting Group
Dec 2011 – Present · 9 yrs 4 mos
Austin, Texas Area

Improving your business through a Strategic Framework for Growth and targeted management consulting . Fortune 100, start up and turnaround experience.
* Fractional CXO CBD, Hemp Oil company
* Fractional COO Specialty Pharmacy
* Fractional Chief Strategy and Innovation Officer, Informatics, real time data
* Fractional CXO Technology
* Fractional CEO Medical Device, Cardiology
* Fractional CXO Health Informatics

City Paper2009082409284479

Treasurer
Univoice App
Jan 2019 – Present · 2 yrs 3 mos
Austin, Texas Area

Co-Founder
RxGenomix
Jan 2014 – Present · 7 yrs 3 mos
Greater Nashville Area, TN

Early stage healthcare, life sciences and technology company focused on improved patient outcomes through pharmacogenomics

Head Of Business Development
Digital Therapeutics · Contract
Oct 2020 – Mar 2021 · 6 mos
Princeton, New Jersey, United States

Managing Member
The Start Center, LLC
Apr 2015 – Nov 2017 · 2 yrs 8 mos
Greater Nashville Area, TN

Speer-headed a turnaround and deep dive in compliance with an outpatient healthcare facility for success in treating patients in recovery or suffering from addiction. Acquired the organization and created a process of complete overhaul of all systems including hiring and managing 5 physicians. Opiate addiction is a national problem that touches families across all incomes, leads tc ...see more

Show 5 more experiences

Education

Samford University
Bachelor of Pharmacy - BPharm, pharmacy

1978 – 1980
Activities and Societies: Drug Abuse Committee Chair, APHA; Public Service Achievement Award

Licensed Pharmacist in the State of Alabama and Tennessee

 **Auburn University**
Medicinal and Pharmaceutical Chemistry
1975 – 1977

Roamed the streets of Auburn through Middle School. It was fun to return in college.

Licenses & certifications

 **Pharmacogenomics**
University of Florida
Issued Aug 2016 · Expires Dec 2026

 **Hogan Executive Coaching for Individuals and Teams**
Hogan Executive Coach for Individuals and Teams

 **Immunization and Vaccine Certifie**
APhA Foundation

Show more ⌄

Volunteer experience

 **Board Member**
YMCA
Jan 2008 – Dec 2012 · 5 yrs
Health

the people at the Y are so motivated to assist others in paths to better health.

 **Nominated Man of the Year**
The Leukemia & Lymphoma Society
Jan 2004 – Dec 2010 · 7 yrs
Health

 **Public Service Achievement Award**
Samford University
Health

Public Service Achievement Award and recognition for work in Opioid, Drug and Marijuana Abuse
Awareness



 Endorsed by John Kepley and 3 others who are highly skilled at this

Show more ⌄

Recommendations

Received (13)   Given (4)

 **Laura Randa**
Strategic Advisor to CEO's,
businesses and investors.
Advisory board member.
July 22, 2020, Laura was a client
of Al's

I have been very fortunate having Al representing me during an
important inflection point in my career to search for a managed
care strategic leadership role. Al is a great professional who
doesn't hesitate to go the extra mile for you, working relentlessly,
providing advice and taking the utmost care of his clie... See more

 **Timothy Broderick**
National Director, Sales &
Marketing
July 14, 2020, Timothy worked
with Al but at different
companies

Trustworthy, insightful, fair balanced and strategic. If Al's
advocating for you, then your in very capable hands.

Show more ⌄